Filed by Team, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Furmanite Corporation

Commission File No. 001-05083

On January 13, 2016, the following email was distributed to Team employees. The earnings announcement referenced in this email was filed separately with the Securities Exchange Commission on January 11, 2016.

13131 Dairy Ashford, Suite 600	Ted W. Owen
Sugar Land, Texas 77478	President and Chief Executive Officer

January 13, 2016

To all Team colleagues:

I want to take a moment and address our stock price performance, which has been under siege for the last six weeks. On December 1, our stock price (NYSE:TISI) was $38.85 and yesterday, January 12, 2016, it closed at $27.87, a decline of 28%! The stock market in general has obviously had a rough start to the year, but a natural question to ask is—what is going on with TEAM’s stock?

Unfortunately, because our customer base primarily consists of energy-related companies, we seem to have been painted with the same broad-brush as upstream energy or oil field service companies. Indeed, oil prices are at a 13 year low and that has certainly affected the psychology and capital and maintenance spending plans of our customers. But the softness in our markets is not new information—we anticipated that when we adjusted our forecast for the fiscal year ending in May 2016 to $2.15 per share from our original budget of $2.50 per share.

As you know, this week we announced our earnings for the November 30, 2015 quarter and our budget for calendar 2016, which is $1.05 billion in revenues and $2.15 in adjusted earnings per share (both without consideration of the Furmanite transaction, which will be completed in March of this year). The 2016 budget is the same as we had previously forecast for the fiscal year ending May 2016. So, the decline in our stock price is not a reflection of any change in our outlook or in the prospects for our business.

In fact, without sacrificing our commitment to near-term execution, we are taking advantage of this soft environment to refine our strategy and operations and strengthen the foundation for the world’s premier industrial service company. In 2016, we will complete the integration of Qualspec into our IHT business unit; complete the merger of Furmanite into our Mechanical Services business unit; and begin the roll-out of our state-of the art ERP platform on Microsoft Dynamics AX. When we are done, we will be a $1.4 billion company—well balanced between specialty mechanical services and NDT inspection and assessment services. Our capabilities will be unmatched by any of our competitors and we will have an ERP platform that will serve us well into the next decade—providing us with better insights into our business operations and enabling us to further optimize our business mix and significantly improve our operational efficiencies. No other company in our industry will have our talent pool, critical mass and capabilities breadth! We are extremely well positioned to outperform the market when our environment improves—as it will!

We can’t control the volatility of the stock market—and we have seen this before. But it always comes back. What we can control is execution and being the best service company we can be for our customers. So let’s all focus on the things we can control and the stock price will ultimately respond.

I couldn’t be more proud of this organization and all that we are building together. And I can’t wait to add another 2,300+ colleagues when we complete the Furmanite transaction in the next six weeks or so.

Thanks to all of you for all you do to make Team what we are—the very best industrial service company on the planet—-even if the stock market doesn’t get it—yet!

Best regards,

Forward Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” “creates” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Team’s and Furmanite’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. These forward-looking statements are subject to a number of factors, assumptions, risks and uncertainties which could cause Team’s, Furmanite’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. These factors, assumptions, risks and uncertainties include, but are not limited to: (1) Team’s or Furmanite’s stockholders may fail to approve the transaction, on the expected timeline or at all; (2) conditions to the closing of the merger may not be satisfied, on the expected timeline or at all; (3) the transaction may involve unexpected costs, liabilities or delays; (4) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (5) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (6) the businesses of Team and Furmanite may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (7) the expected growth opportunities, costs savings or other benefits from the transaction may not be fully realized or may take longer to realize than expected; (8) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (9) operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (10) reputational risks and the reaction of the companies’ customers to the transaction; (11) diversion of management time on merger related issues; (12) customer acceptance of the combined company’s products and services; (13) the outcome of any legal proceeding relating to the transaction; and (14) any changes in the strategy of Team, Furmanite or the anticipated strategy of the combined company. Additional factors that could cause Team’s and Furmanite’s results to differ materially from those described in the forward-looking statements can be found in Team’s and Furmanite’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Team, Furmanite, or the proposed merger or other matters and attributable to Team, Furmanite or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Team and Furmanite do no undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information about the Proposed Team/Furmanite Transaction

In connection with the proposed merger, Team has filed a registration statement on Form S-4, which includes a preliminary prospectus and related materials to register the shares of Team common stock to be issued in the merger, and Team and Furmanite intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEAM, FURMANITE AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be mailed to shareholders of both Team and Furmanite. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Team will be available free of charge by contacting Greg L. Boane, Senior Vice President, Chief Financial Officer & Treasurer, Team, Inc., 13131 Dairy Ashford, Sugar Land, Texas 77478, by telephone at (281) 331-6154 or by going to the Team’s Investor Relations page on its corporate web site at www.teaminc.com. Documents filed with the SEC by Furmanite will be available free of charge from Furmanite by contacting Robert S. Muff, Chief Financial Officer and Chief Administrative Officer, Furmanite Corporation, 10370 Richmond Avenue, Suite 600, Houston, TX 77042, by telephone at (713) 634-7777 or by going to the Furmanite’s Investors page on its corporate web site at www.furmanite.com. The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Team, Furmanite and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Team and Furmanite in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Team and Furmanite security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about the directors and executive officers of Team is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on August 21, 2015. Information about the directors and executive officers of Furmanite is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on June 11, 2015. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.